LINKED BARRET-KOEHLER DOCUMENTS

Links Included on The Berrett-Koehler Group, Inc. Crowdfunding Campaign Page

Berrett-Koehler Constitution: https://www.bkconnection.com/berrett-koehler-constitution

How Berrett-Koehler Began: https://www.bkconnection.com/blog/posts/how-berrett-koehler-began

The New Leadership Paradigm: https://ideas.bkconnection.com/the-new-leadership-paradigm

Link Included in The Berrett-Koehler Group, Inc. Offering Memorandum

The Far-Reaching Impact of Berrett-Koehler Publishers: https://ideas.bkconnection.com/bk-broadcast/the-far-reaching-impact-of-berrett-koehler-publishers